SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 15 April 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



April 15, 2004

ADDRESS TO SHAREHOLDERS AT THE ANNUAL GENERAL MEETING OF BP p.l.c. ON APRIL 15, 2004 BY PETER SUTHERLAND, SC, CHAIRMAN, AND LORD BROWNE, GROUP CHIEF EXECUTIVE

Introduction by Peter Sutherland

Good morning ladies and gentlemen. Welcome to our 95th Annual General Meeting. We appreciate your presence here today. I am Peter Sutherland. Seated on the stage with me in the front row, on my left, are John Browne, group chief executive; Byron Grote, chief financial officer; and Walter Massey, chairman of the Ethics and Environment Assurance Committee

To my right, in the front row, are David Jackson, our company secretary; Ian Prosser who is deputy chairman, chairman of the Audit Committee and our senior independent director; and Robin Nicholson, chairman of the Remuneration Committee. Unfortunately, our newest director, Antony Burgmans, cannot be with us today due to an engagement which was arranged prior to his appointment as a director. Antony has asked me to send his apologies to the meeting.

All the other members of the Board are on the stage with us. Joining us for the last time are Floris Maljers and Dick Olver. Floris will retire at the close of the meeting. Dick will stand down on July 1, 2004 when he takes the chair at BAE Systems plc.

We are very sorry to lose Dick. He has had an excellent career with BP over some 30 years. In the early part of his career, he worked on a number of significant oil, gas and refining projects worldwide. More recently, he has taken a number of senior roles in the group, among them chief of staff and head of our Corporate Strategy. He became chief executive of Exploration and Production in 1988 and last year was appointed the Group's deputy chief executive.
He has made a great contribution to our company and its development both personally and professionally. I am pleased to say that he has agreed to become a director on the Board of TNK-BP, our Russian joint venture taking up the office of deputy chairman. I am personally delighted that he will continue to work with us in that role. I would ask you to join the Board and myself in wishing Dick and Pam well.

I would also like to pay special tribute to Floris Maljers. Floris joined the BP board in 1998 at the time of the merger with Amoco. Over these years Floris has had a significant presence on the Board, bringing a continental European focus which has enhanced our discussions. His wisdom has been particularly beneficial to the Ethics and Environmental Assurance Committee, whose role has developed and widened over time. I am sure that you will join the board and myself in thanking Floris and wishing him and his wife, Henneke, all the very best for the future.

BP had a strong year last year. We are helped by consistently high oil prices which to date have shown no indication of falling. John Browne, our chief executive, will review the past year in more detail when we consider the Annual Report and Accounts later in the meeting.

There are a number of issues upon which I would like to comment briefly before we move to the main business of the meeting.

Our goal, as a Board, is to maximise the value that we create for you, the shareholders, over the long term. You are able to realise that value through, we hope, an increase in our share price and through dividends and other distributions that we make.

We report to you quarterly and have done so for over a decade. Dividends are also declared quarterly and have been denominated in dollars since 1998 when we merged with Amoco. The oil business is a dollar business. As we report in dollars we believe that it is the correct course for our dividends to reflect this.

As you know we announce a sterling equivalent to the dollar dividend and I appreciate that the weakness of the US dollar over the past year or so has lead to our UK shareholders not receiving the full benefit of the increases that we have recently made to the dividend.

However, in periods of a strong US dollar, which we experienced in 2000 and 2001, the sterling dividend growth was 12 per cent, well over the 3 per cent and 7 per cent growth experienced by shareholders who receive US dollar dividends. Over the past five years, since moving to US dollar based accounts, our dividend has grown an average 5 per cent a year in both Sterling and US dollar terms.

In reviewing dividend policy and determining the dividend each year, your Board is mindful of its current intentions, which, subject to performance and market considerations, are to continue to grow the dividend level. As was recently announced, we also intend to distribute all cash flows in excess of operating investment and dividend needs to shareholders using the mechanism of share buybacks as long as the oil price remains above $20 per barrel.

When I spoke to you last, I reflected on a number of the events that were taking place in the world stage. Two thousand and three proved to be a turbulent year; but a year when BP emerged as a truly global enterprise. This represented the culmination of the integration of all of these businesses that had been acquired over the previous four or so years.

It was a year in which we consolidated our portfolio of assets. These assets, in which we are making a substantial investment, allow the Company to look forward with some confidence.

The challenge for the Group in the coming years is to exploit the advantages open to it from this excellent asset portfolio, and to make the most of the strategic positions that it has established in many markets. In doing so, we believe the scale of our operations worldwide form a solid base from which we can not only sustain but enhance shareholder value.

The TNK-BP joint venture is the prime example of the type of transaction in which the Group must be involved in the future if it is to continue to gain first mover advantage.

In this new phase of the Company's strategy, the monitoring role of the Board and its Committees is vital - assessing the opportunities and risks confronting the Group and the internal controls being applied to manage and exploit them. However, in ensuring meaningful oversight, we must recognise the need for the executive team to be free to exercise judgement and display an entrepreneurial fleetness of foot - so essential to the business of a company of our scale.

The Group's business brings it into contact with many different societies and peoples in many parts of the world. There is also oversight from numerous regulatory authorities and those who represent the interests of the people who are affected by our operations. We recognise that it is essential for us to be responsive to those with whom we come into contact, in discharging our overall responsibility to you, our owners, to protect and enhance the long-term value of the Company.

This past year has seen the implementation of a number of initiatives on both sides of the Atlantic influencing the way in which companies are governed. Some years ago, BP adopted a principled approach in implementing a series of governance policies to delineate the role, authority and accountability of the Board and the executive management of the Group. We have reported to you annually on this topic. These governance policies are well embedded into our culture and ensure ready compliance with many new regulatory developments in this area.

The work of the Board has been particularly challenging over the past year. Recently there has been considerable focus upon the manner in which companies in our industry report on their reserves.

This is a complex topic, but one over which you as shareholders may, in the light of press comment, have concerns.

Your Board, principally through the Audit Committee, has kept this matter under review and has reviewed with the Executive Management, BP's approach to this issue.

On the basis of that review, we are satisfied that there are appropriate processes in place within the Group to estimate the proved reserves that we report to you, our shareholders.

More broadly, in the area of Corporate Governance we have seen the introduction of the revised Combined Code in the UK and the implementation of Sarbanes-Oxley in the US. These are important initiatives and we have responded appropriately.

In our governance report we have set out not only how we will approach compliance with the requirements of the Combined Code but also our succession plan for the non-executives on the Board. We have to balance the need to refresh Board membership with the requirement that we have directors of sufficient experience who can man and attend our various committees.

BP is in a business with a long-term project development cycle with investments coming to fruition over an extended period. In these circumstances, the Board believes that it is strongly in the interests of shareholders that a number of non-executive directors have long-term experience of the business.

Much of the work of the Board takes place in the committees, which have an increasingly heavy workload. We have, in our governance report, given an insight into the work of these committees. We intend to build on this in the coming year.

Annual re-election is now proposed in the Combined Code for directors who have served on a Board in excess of a particular period. We have decided that our optimal approach is for all of the Board to offer itself for re-election annually. This will enable our shareholders to be given an opportunity for them to show their support for the Board each year. We have a resolution today which amends our Articles to facilitate this.

We will continue to keep developments in this area under careful review and respond as practice develops.

Remarks by John Browne

Ladies and Gentlemen, good morning. It is a very great pleasure to see so many of you here, in particular former employees and members of our various Pension Funds.

This morning, I am going to talk about only four things:

   - Firstly, about what we did in 2003;

   - Secondly, looking ahead and talking about our unchanged strategy to create long-term shareholder value for this decade and beyond;

   - Thirdly, explaining our thinking behind dividends and the distribution of excess free cash flow to shareholders, by way of share buybacks;

   - And finally, reviewing our approach to building a sustainable Group, a crucial underpinning to the generation of long-term shareholder value. This is covered in much more detail in our Sustainability Report, copies of which are available to you here.

So first let's look at the year 2003. For us, it was another good year, despite the challenges presented by a weak global economy, the war in Iraq, the security implications of terrorism and increasingly complex regulations, particularly coming from the US. BP rose convincingly to all these challenges and achieved one of the strongest performances in our history.

Our financial result was up by over 40 per cent to $12.4 billion. Our pro-forma return on average capital employed rose from 13 per cent to 16 per cent, reflecting improved margins and very disciplined management.

This was achieved against a backdrop of strong oil and gas prices. Underlying oil demand increased as the world moved out of recession and as China's strong economic growth continued.

Let me now pull out some highlights of the year:

   - We closed our TNK-BP deal, giving us 50 per cent of the third largest oil producer in Russia - a country that is the world's most significant producer of hydrocarbons, both today and for tomorrow;

   - We more than replaced our production with new proved reserves. Overall, we replaced over 120 per cent of the oil and gas we produced. We made new discoveries in Egypt, Angola and the deepwater of the Gulf of Mexico;

   - We produced around 3.6 million barrels a day of oil and gas, in line with our expectations;

   - We continued to expand our presence in the important LNG market by producing over 40 per cent more LNG from our equity gas than in 2002;

   - We completed the steps to integrate Veba into the BP Group achieving synergies and cost savings well in excess of those we had originally expected. Veba gives us a leading market share in oil products in Europe's largest economy;

   - Globally, our oil products and convenience sales grew significantly and profitably;

   - And in North America, we were the leading wholesale gas marketer.

Our improved result was founded on cash flow from operations which rose by 25 per cent to over $24 billion pre-tax. In addition, we generated over $6 billion pre-tax from divestments.

How did we use this cash flow? We set aside around $2.5 billion to strengthen our various Pension Funds. Some $14 billion was devoted to organic capital expenditure; 70 per cent in the upstream and 30 per cent in our customer-facing businesses. We spent $2.6 billion on acquisitions, chiefly the cash part of the payment for our share of TNK-BP. We paid $5.7 billion in dividends - which rose in dollar terms by $0.4 billion or 8 per cent. And we devoted $2 billion to buy back our shares. Those are the headlines.

The story of 2003 was about maintaining the strength of the assets we have presently in service - while laying in the investment, and the human and organisational capability for the future.

And that brings me to our future. The strategy we have established over a number of years is proving to be very effective. It is delivering results, and positioning us well for sustainable growth.

We believe that the strategy gives us the strength to manage through the inevitable volatility of energy markets and the capacity to deliver progressively improving returns.

Our strategy in the E&P segment is to build production with steadily improving underlying cash returns by investing in the largest, lowest cost, new hydrocarbons developments and managing the decline of our more mature producing fields. In the customer facing businesses our aim is to increase the flow of cash by building on the relationships we have with our customers and maintaining cash returns despite intensive competition. In both cases we are on track.

Over the last few years, we have invested heavily in the customer facing businesses. The mergers and acquisitions of the last five years have brought us a set of great market positions, brands, people and skills which enabled us, for the first time, to consider developing the full potential of the customer facing side of the Group. During that period we re-invested all the cash flow generated by these businesses. That phase is now largely complete and we can now focus on the generation of free cash flow by capturing margins and controlling costs.

Then on the E&P side, including TNK-BP in Russia, our production of oil and gas is set to grow quite strongly to the end of the decade. Production in some of the mature areas such as the North Sea will inevitably decline but the developments in our five new profit centres, including Trinidad, Angola, the Caspian and the deep water of the Gulf of Mexico are all on schedule, with new fields due on stream in 2004 and 2005.

As a result of these projects, the capital we are investing now will start to produce a growing stream of revenue, the requirement for new capital will be reduced to a more stable level and cash returns will be growing.

The result is that there will be significantly more cash available for distribution.

We want to continue with the progressive dividend policy to which Peter referred. In establishing the level of dividend we use discretion but are guided by several considerations, including:

   - Firstly, the actual prevailing circumstances of the Group, including its cash flow, indebtedness and results;

   - Secondly, the future expected results for the Group, at underlying conditions;

   - Thirdly, the effect of circumstances which may require our view of the world to be modified;

   - And lastly, our track record of dividend growth which has been 6.8 per cent per annum since 1999, the year in which we started to announce our dividends in dollars.

Importantly, these considerations are examined within a broader context of our approach to long-term shareholder value creation based on cash returns.

In periods of high oil prices such as the one we find ourselves in today, the Group generates significant 'excess free cash flow' after capital expenditure and dividends. Rather than using this cash to reduce debt below our long standing target gearing levels, we are committed to the return of 100 per cent of this excess free cash flow to our investors, for as long as oil prices remain above $20 a barrel, all other things being appropriate. While it is possible that some of the 'excess' might be used, for example, for material acquisitions if we saw opportunities which fitted our strategy, we see no such opportunities at present.

Our plan is to continue, subject to your approval and to market conditions, our programme of share buybacks. Since the completion of the Arco acquisition in 2000 until the end of 2003 we had bought back some 775 million shares for $6 billion, reducing the number of shares in issue by 2.5 per cent.

In February, we restarted our share buyback programme and as of yesterday we had bought back $1.3 billion of shares - nearly 161 million shares - this year.

The amount which we will distribute in the future will depend on, amongst other things, the Brent oil price. Our current expectation is that oil prices will be somewhat higher than $20 a barrel and, if this turns out to be the case, we intend to make additional share buybacks this year.

I want to give you an illustration of the potential amounts of cash which could be distributed by way of dividends and buybacks by looking at what we actually distributed over the three years since the start of 2001, and what might be possible in the three years to the end of 2006, at different oil prices.

The average oil price over 2001 to 2003 was similar to that used in a $25 a barrel case. However, in this case the cash available for distribution is expected to be higher than over 2001 to 2003 since capital expenditure is reduced and the capital which has been invested starts to produce revenue. I stress that these are calculations of potential, all other things being appropriate.

I want to repeat our intent, which is to distribute one hundred per cent of all excess free cash flows to shareholders. All of this is part of our determination to provide shareholders with additional returns through disciplined cash flow management.

Finally, let me talk about some other dimensions of making your company sustainable for the future.

BP is of course a long-term company. The investments we are making today are not just for this decade but for the longer term.

In addition to our proven reserves of around 18 billion barrels of oil equivalent, we have access to over double that amount in non-proven reserves. We continue to make discoveries and to add new oil and gas developments to our portfolio.

And it is not only oil and gas production which forms the foundation for the future. Our mergers and investments over the last five years have positioned us well in the customer facing businesses and we see the capture and retention of customers as a source of enduring value.

So we are a long-term enterprise and that means that we have a direct interest in the long-term issues which could affect our business, and in the health and prosperity of the countries in which we work.

That is why we believe in safety and in the protection of the environment. Our track record on safety has improved over the years, though there is always more to do. On the environment, we have progressively improved the quality of our products and reduced the environmental impact of our operations and activities.

And as well as those immediate improvements, we continue to focus on the long-term challenge of climate change - identifying the numerous ways in which action can be taken to mitigate the risk and to keep emissions of greenhouse gases below the level at which sustainability would be under threat.

In everything we do, we are committed to the development of people.

Our guiding principle is merit and inclusion so that everyone can fulfil their potential. BP has some of the best technology in the world, some excellent brands and a very strong resource base.

All of those things, however, are only made valuable by our people. The results I have described are the product of the work of 104,000 people around the world. They form a great team. It is a great privilege for me to lead this team. We are determined to sustain its quality, drawing on talent from all the countries in which we operate.

Companies like BP are clearly beneficiaries of open global markets. But we cannot take them for granted. I believe we have a direct interest in ensuring that the process of globalisation benefits as many people as possible - by bringing them opportunities which would not otherwise have been available.

We also want to ensure that the benefits of the wealth we create reach as many people as possible. That is why we are committed to transparency in everything we do - declaring what we pay, and eliminating facilitation payments. Corruption is an enemy of genuine business development because wealth is diverted. It isn't a problem we can solve on our own - but we are determined to do what we can in the interests of the countries in which we work.

We also recognise that the products we supply are vital to the world. They provide essential income to producing countries as well as a crucial source of energy to consumers. The world is going to need more oil and gas over the next two decades. As the second largest private company in the sector we recognise that we have a significant role to play in maintaining energy security - investing in a diverse range of supplies which will help to enable consumers to avoid a degree of dependence on a single region or country.

Energy security will only be maintained if investment flows and infrastructure are in place, and that in turn depends on open markets. Trade has sustained the development of the global economy over the last half century and we believe that an open trading regime is not only good for our business, but essential if the energy needs of the world's growing population are to be met.

So, in summary - a good year, with the prospect of more good years ahead. BP's performance continues to improve and we believe we have the assets, markets, technology and the people necessary to sustain that improvement for many years to come. The world's expectations of BP are high and we are determined to fulfil those expectations.

- ENDS -





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  15 April, 2004                     /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary